PENN SERIES FUNDS, INC.

THIRD AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

This Agreement, dated as of September 7, 2022, is made and entered into by and among Penn Mutual Asset Management, LLC (the “Adviser”), The Penn Mutual Life Insurance Company (“Penn Mutual”), and Penn Series Funds, Inc. (the “Company”), on behalf of each portfolio of the Company listed on SCHEDULE A attached hereto, as may be amended from time to time (each, a “Fund” and, collectively, the “Funds”).

WHEREAS, the Company is a Maryland corporation and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and each Fund is a portfolio of the Company;

WHEREAS, the Company, on behalf of each Fund, and the Adviser have entered into an Amended and Restated Investment Advisory Agreement, dated May 1, 2020, pursuant to which the Adviser provides investment advisory services to each Fund, and a Co-Administration Agreement, dated January 1, 2016, as amended, pursuant to which the Adviser provides certain administrative services to the Company, for compensation based on the value of the average daily net assets of each Fund;

WHEREAS, the Company, on behalf of each Fund, and Penn Mutual have entered into a Second Amended and Restated Administrative and Corporate Services Agreement and a Service Agreement, each dated January 1, 2016, pursuant to which Penn Mutual provides certain administrative and corporate services to the Company and certain services to the Company with respect to the related contract holders of Penn Mutual, respectively, for compensation based on the value of the average daily net assets of each Fund;

WHEREAS, the Company, the Adviser and Penn Mutual desire to amend and restate the Second Amended and Restated Expense Limitation Agreement dated January 1, 2016, as supplemented, by and among the Adviser, Penn Mutual and the Company to reflect the clarification that any reimbursements paid to Penn Mutual and PMAM by a Fund will be limited to the lesser of (i) the Expense Limit that was in effect at the time the expense was waived and (ii) the Expense Limit in effect at the time of recapture; and

WHEREAS, the Company, the Adviser and Penn Mutual have determined that it is appropriate and in the best interest of each Fund and its shareholders to maintain the expenses of each Fund at a level below the level to which each Fund may normally be subject.

NOW THEREFORE, the parties hereto agree as follows:

1. Expense Limitation and Waiver. Until such time as this Agreement is terminated in accordance with Section 4 of this Agreement, the Adviser and Penn Mutual agree that, to the extent that ordinary operating expenses incurred by a Fund in any fiscal year, including, but not limited to, investment advisory fees of the Adviser, administrative and corporate services fees of Penn Mutual, and amounts payable pursuant to any plan adopted in accordance with Rule 12b-1 under the 1940 Act (but excluding nonrecurring account fees, fees on portfolio transactions, such as exchange fees, dividends and interest on securities sold short, fees and expenses of pooled investment vehicles that are held by the Fund (i.e., “acquired fund fees and expenses” as such term is used in Form N-1A), service fees, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business) (the “Fund Operating Expenses”), exceed the Expense Limit as set forth on SCHEDULE A, such excess amount will be the liability of the Adviser and Penn Mutual. The liability (if any) of Penn Mutual and the Adviser to pay a Fund such excess amounts shall be determined on a daily basis. Notwithstanding anything to the contrary herein, fees and expenses of pooled investment vehicles that are held by the Balanced Fund (i.e., “acquired fund fees and expenses” as such term is used in Form N-1A) shall be included when calculating the Fund Operating Expenses of the Balanced Fund.

2. Recapture of Waived Fees and Reimbursements. If, at the end of any month, there is no liability of Penn Mutual and the Adviser to pay a Fund any excess amount described in Section 1 above and, during the preceding three fiscal years, (a) any payment of the administration fee and/or service fee due to Penn Mutual by the Fund or any payment of the advisory fee and/or administration fee due to the Adviser by the Fund has been reduced; or (b) any reimbursement has been made by Penn Mutual or the Adviser to the Fund in order to maintain the Fund’s Fund Operating Expenses from exceeding its Expense Limit as set forth on SCHEDULE A, Penn Mutual and/or the Adviser shall be entitled to recapture the amount of such reduction and reimbursement, as applicable, in whole or in part. Penn Mutual and/or the Adviser may elect to recapture such amount promptly after becoming entitled to do so, defer the recapture of such amount, or forego the recapture of such amount, in whole or in part. If Penn Mutual and/or the Adviser elect to recapture such amount, the Fund shall pay to Penn Mutual such amount along with the administration fee and service fee for that period and/or the Adviser along with the advisory fee and administration fee for that period, as applicable, provided that Penn Mutual and the Adviser shall not be entitled to recapture any amount that would cause the Fund to exceed its Expense Limit as set forth on SCHEDULE A for that fee payment period. Reimbursements paid to Penn Mutual and PMAM will be limited to the lesser of (i) the Expense Limit that was in effect at the time the expense was waived and (ii) the Expense Limit in effect at the time of recapture. Penn Mutual and/or the Adviser need not take any action with respect to a Fund to defer or forego the recapture of the amount of any reduction or reimbursement.

Penn Mutual’s and/or the Adviser’s election not to recapture the amount of any reduction and reimbursement to which it is entitled, in whole or in part, promptly following any month during which Penn Mutual and the Adviser first become entitled to recapture such amount in no way impairs the rights of Penn Mutual and/or the Adviser to subsequently recapture such amount, provided that such amount remains eligible for recapture and provided further, that Penn Mutual and the Adviser shall not be entitled to recapture any amount that would cause the Fund to exceed its Expense Limit as set forth on SCHEDULE A for that fee payment period.

3. Year-End Adjustment. If necessary, on or before the last day of the first month of a Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of each Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Expense Limit for each Fund as set forth on SCHEDULE A.

4. Term and Termination. This Agreement shall be effective as of the date first written above through April 30, 2017, and, thereafter, shall continue in effect from year to year for successive one-year periods; provided, that this Agreement may be terminated with respect to a Fund, without payment of any penalty: (i) by a majority vote of the Company’s Board of Directors, for any reason and at any time, or (ii) by the Adviser and Penn Mutual, for any reason, upon at least sixty (60) days’ prior written notice to the Company, such termination to be effective as of the close of business on the last day of the then-current one-year period; or at such earlier time provided that such termination is approved by a majority vote of the Company’s Board of Directors and its independent Directors voting separately. The termination of this Agreement will not affect a Fund’s obligation to reimburse the Adviser or Penn Mutual for any fee waivers and/or expense reimbursements made during the term of this Agreement in accordance with the terms hereof.

5. Captions. The captions in this Agreement are included for convenience of reference and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

6. Interpretation. Nothing herein contained shall be deemed to require the Company or the Funds to take any action contrary to the Company’s Articles of Incorporation or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the 1940 Act, to which it is subject or by which it is bound, or to relieve or deprive the Company’s Board of Directors of its responsibility for or control of the conduct of the affairs of the Company or the Funds. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the affected Fund and that no Director, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities.

7. Definitions. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the 1940 Act, shall have the same meaning as and be resolved by reference to the 1940 Act.

8. Amendment. This Agreement may be amended only by a written instrument signed by each of the parties hereto. SCHEDULE A may not be amended to increase a Fund’s Expense Limit unless such amendment is authorized by the Company’s Board of Directors, including a majority of its independent Directors.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

Penn Series Funds, Inc., on behalf of the Funds		Penn Mutual Asset Management, LLC		The Penn Mutual Life Insurance Company

By:	/s/ Keith G. Huckerby	By:	/s/ Mark Heppenstall	By:	/s/ Dave Raszeja
Name:	Keith G. Huckerby	Name:	Mark Heppenstall	Name:	Dave Raszeja
Title:	President	Title:	President and Chief Investment Officer	Title:	Chief Financial Officer

SCHEDULE A

NAME OF FUND	EXPENSE LIMIT (as a percentage of a Fund’s average daily net assets)
Money Market Fund	0.64%
Limited Maturity Bond Fund	0.74%
Quality Bond Fund	0.73%
High Yield Bond Fund	0.92%
Flexibly Managed Fund	0.94%
Balanced Fund	0.79%*
Large Growth Stock Fund	1.02%
Large Cap Growth Fund	0.89%
Large Core Growth Fund	0.90%
Large Cap Value Fund	0.96%
Large Core Value Fund	0.96%
Index 500 Fund	0.42%
Mid Cap Growth Fund	1.00%
Mid Cap Value Fund	0.83%
Mid Core Value Fund	1.11%
SMID Cap Growth Fund	1.07%
SMID Cap Value Fund	1.26%
Small Cap Growth Fund	1.13%
Small Cap Value Fund	1.02%
Small Cap Index Fund	0.74%
Developed International Index Fund	0.94%
International Equity Fund	1.20%
Emerging Markets Equity Fund	1.78%
Real Estate Securities Fund	1.02%
Aggressive Allocation Fund	0.40%
Moderately Aggressive Allocation Fund	0.34%
Moderate Allocation Fund	0.34%
Moderately Conservative Allocation Fund	0.35%
Conservative Allocation Fund	0.38%

*

Fees and expenses of pooled investment vehicles that are held by the Balanced Fund (i.e., “acquired fund fees and expenses” as such term is used in Form N-1A) shall be included when calculating the Fund Operating Expenses of the Balanced Fund.